UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File No. 0-53646

Grown Rogue International Inc. (formerly: Novicius Corp.)

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

TABLE OF CONTENTS

1.                  Grown Rogue International Inc. (formerly: Novicius Corp.), Articles of Amendment dated effective November 1, 2018 as filed on Sedar on November 5, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 5, 2018	GROWN ROGUE INTERNATIONAL INC.
(Formerly: Novicius Corp.)

	By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

For Ministry Use Only A l’usage exclusif du ministere Ministry of Government and Consumer Services Ontario CERTIFICATE This is to certify that these Articles are effective on NOVEMBER 01	Ministere des Services gouvernementaux et des services aux consommateurs CERTIFICAT Cecl certifle que les presents statuts entrent en vigueur le NOVEMBRE 2018	Ontario Corporation Number Numero de Ia societe en Ontario 1810244

ARTICLES OF AMENDMENT

STATUTS DE MODIFICATION

 1.   The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)

Denomination sociale actuelle de Ia societe (ecrire en LETTRES MAJUSCULES SEULEMENT):

Form 3 Business Corporations Act	N	O	V	I	C	I	U	S		C	O	R	P	.

Formule 3 Loi sur /es societies par actions	2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de la societe (s’il y a lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT)
	G	R	O	W	N		R	O	G	U	E		I	N	T	E	R	N	A	T	I	O	N	A	L
		I	N	C	.

3. Date of incorporation/amalgamation: Date de Ia constitution ou de Ia fusion : 2009/11/30
(Year, Month, Day) (annee, mois, jour)

4.    Complete only if there is a change in the number of directors or the minimum I maximum number of directors.

II faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a change.

	Number of directors is/are:												minimum and maximum number of directors is/are:
	Nombre d’administrateurs:												nombres minimum et maximum d’administrateurs :

	Number												minimum and maximum
	Nombre												minimum et maximum
or ou

5. These articles of the corporation are amended as follows: Les statuts de la societe sont modifies de la facon suivante:

2

 The Articles of Novicius Corp. (the “Corporation”) are amended :

a)     The articles of the Corporation be amended to change the name of the Corporation from Novicius Corp. to Grown Rogue International Inc.

b)     To consolidate all of the issued and outstanding common shares in the capital of the Corporation on a one point four (1.4) for one (1) basis.

c)     To provide that no fractional common shares of the Corporation shall be issued in connection with the share consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such consolidation, the number of common shares of the Corporation to be received by such shareholder shall be rounded to the nearest whole number of common shares.

 6.    The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

La modification a ete dument autorisee conformement aux articles 168 et 170 (selon le cas) de Ia Loi sur les societes par actions.

 7.     The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (selon le cas) de Ia societe ont approuve Ia resolution autorisant Ia modification le

2017, 05, 31

(Year, Month, Day) (annee, mois, jour)

These articles are signed in duplicate. Les presents statuts sont signes en double exemplaire.

NOVICIUS CORP.
(Name of Corporation) (Denomination sociale de Ia societe)

By/
Par:

/s/ J. C. Cassina	Chief Financial Officer
(Signature)	(Description of Office)
(Signature)	(Fonction)